October 18, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We are the former independent auditors for Indigenous Roots Corp. (the "Company"). We have been furnished with a copy of the Company's Form 8‐K disclosing our resignation as independent public auditors of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment of or consultations with new independent auditors by the Company.

Yours truly,

DALE MATHESON CARR‐HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Cherry H. Ho, Inc.

Vancouver • Tri-Cities • Surrey • Victoria